Exhibit 99.3

Annual Information Form

For the year ended December 31, 2018

Dated: March 28, 2019

Table of Contents

Meaning of Certain References	1

Glossary	1

Non-IFRS Measures	1

Forward-Looking Information	2

Corporate Structure	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

General Development of the Business	4
Three-Year History	4

The Business	6
Overview of Akumin	6
Business Model	6
Outpatient Diagnostic Imaging Centers	6
Future Growth	7
Seasonality	7
Competition	7
Compliance and Internal Controls	8
Employees	8
Corporate Reorganization	9
Environmental and Corporate Responsibility	9

Risk Factors	9
Risks Related to our Business and Industry	10
Risks Related to Ownership of our Shares	20

Dividends and Distributions	23

Description of Capital Structure	24
Common Shares	24
Preferred Shares	24

Market For Securities	25
Trading Price and Volume	25
Prior Sales	25

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	26

Directors and Officers	26
Ownership Interest	27
Cease Trade Orders	27
Bankruptcies	27
Penalties or Sanctions	28
Conflicts of Interest	28

Audit Committee	28
Audit Committee	28
External Auditor Service Fees	29

Legal Proceedings and Regulatory Actions	29

Interests of Management and Others in Material Transactions	29

Transfer Agent and Registrar	30

Material Contracts	30
Credit Agreement	30
Purchase of Rose Radiology	30

Interests of Experts	30

Additional Information	31

Annual Information Form

Meaning of Certain References

Unless otherwise noted or the context requires:

a)

all references in this annual information form (the “Annual Information Form”) to the “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries and other consolidating entities, on a consolidated basis, as of the date hereof;

b)	all references to “$” are to United States dollars; and

c)	all references to “federal” refer to the departments and agencies of the federal government of the United States of America.

Certain terms used in this Annual Information Form are defined under “Glossary”.

Glossary

Certain terms used in this Annual Information Form have the following meanings:

“Common Shares” means the common shares in the capital of the Company.

“Control” means: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other person or persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such person are held, directly or indirectly, by or solely for the benefit of the other person or persons; and “Controls” and “Controlling” shall be interpreted accordingly.

“Fiscal 2017” refers to the 15-month period ended December 31, 2017 of the Company.

“Fiscal 2018” refers to the 12-month period ended December 31, 2018 of the Company.

“SEDAR” means the system for electronic document analysis and retrieval at www.sedar.com.

“Shareholders” means the holders of Common Shares.

Non-IFRS Measures

This Annual Information Form makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that

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may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to Shareholders before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related costs and public offering costs, gains (losses) in the period and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

See “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2018, which section is incorporated by reference herein, for a reconciliation of these non-IFRS measures to the relevant reported measures calculated in accordance with IFRS.

Forward-Looking Information

This Annual Information Form contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this Annual Information Form include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by insurance payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of our directors and executive officers.

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Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in the radiology and diagnostic imaging services industry;

•	our ability to service existing debt;

•	our ability to acquire new radiology and medical imaging centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions of new radiology and medical imaging centers;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisition;

•

market conditions in the capital markets and the radiology and medical imaging services industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Information Form in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this Annual Information Form by the foregoing cautionary statements.

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Corporate Structure

Name, Address and Incorporation

Akumin Inc. is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”). The Company was formed on August 12, 2015 through the amalgamation of Elite Imaging Inc. (“Elite Imaging”) with 2473241 Ontario Inc. (“2473241”). 2473241 was incorporated under the OBCA on June 30, 2015. Elite Imaging was incorporated under the OBCA on September 23, 2013 as “Tristate Canadian Holdings Inc.” and changed its name to Elite Imaging Inc. on September 17, 2014. Elite Imaging subsequently changed its name to Akumin Inc. pursuant to articles of amendment filed on March 22, 2017.

Our registered and head office is located at 151 Bloor Street West, Suite 603, Toronto, Ontario M5S 1S4. Our telephone number at our head office is 416-613-1391 and our toll-free telephone number is 1-800-730-0050.

Our website is www.akumin.com. Information contained on our website does not constitute a part of this Annual Information Form.

Intercorporate Relationships

The following chart identifies our material subsidiaries, their applicable governing jurisdictions and the percentage of their voting securities which are beneficially owned, or Controlled or directed, directly or indirectly, by Akumin:

General Development of the Business

Three-Year History

Acquisitions

Our business has developed through a series of strategic and tuck-in acquisitions, beginning in October 1, 2014 with the acquisition by Akumin Corp. (“Akumin US”), a Delaware corporation and an indirect wholly-owned subsidiary of Akumin, of all of the membership interests of Akumin Florida Holdings, LLC (formerly Tri-State Imaging FL Holdings, LLC) (“Florida LLC”). At the time, Florida LLC operated fourteen outpatient diagnostic imaging centers in Florida. Pursuant to an asset transfer agreement dated April 21, 2016, Florida LLC acquired certain assets of former affiliates of Florida LLC which consisted of their outpatient diagnostic imaging centers in Pennsylvania and Delaware.

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Between August 1, 2016 and April 1, 2017, the Company acquired a New York-based revenue and billing management business, Rev Flo, Inc.1 and, in two separate transactions, seven diagnostic imaging centers in Florida.

On August 9, 2017, the Company entered into a purchase agreement with certain selling securityholders of Preferred Medical Imaging, LLC (“Akumin Texas”)2 and consummated a transaction for the purchase of all of the issued and outstanding equity interests in Akumin Texas for $94 million. Akumin Texas, through its wholly-owned, Controlled and managed subsidiaries, operates diagnostic imaging centers predominantly in the Dallas-Fort Worth, Texas area, as well as additional diagnostic imaging centers in other parts of Texas, in Chicago, Illinois and in Wichita, Kansas.

On May 11, 2018, the Company acquired a further four diagnostic imaging centers in and around the Tampa, Florida area, commencing operations on Florida’s west coast.

On May 24, 2018, the Company, through Akumin Texas, acquired all of the outstanding non-Controlling interests in seven of its existing Texas-based diagnostic imaging centers for an aggregate purchase price of approximately $21.6 million, of which approximately $17.9 million was paid in cash and the balance of approximately $3.7 million was paid by the issuance of Common Shares.

Between August and November, 2018, in three separate transactions, the Company acquired eleven diagnostic imaging centers operated by Rose Radiology Centers, Inc.3 (“Rose Radiology”) on Florida’s west coast for approximately $25 million, one in central Florida from another seller and four in south Florida from Diagnostic Professionals, Inc. and related parties.

As at December 31, 2018, we operate 95 outpatient diagnostic imaging centers spread across Florida, Pennsylvania, Delaware, Texas, Illinois and Kansas.

Financing

We completed our initial public offering via a long-form prospectus of the Company dated November 24, 2017, and the Common Shares were listed for trading in U.S. dollars on the Toronto Stock Exchange (“TSX”) under the symbol “AKU.U” on December 1, 2017. The Common Shares were also listed for trading in Canadian dollars on the TSX under the symbol “AKU” on September 24, 2018.

On August 15, 2018, we refinanced our existing credit facilities with a syndicate of institutional lenders. The new credit facilities include a term loan credit facility with a principal amount of $100 million and a revolving credit facility of $30 million, both with a maturity date of August 15, 2023. The proceeds of the term loan credit facility were used to repay our prior senior credit facility with a principal amount outstanding of approximately $74.6 million and to finance the purchase price for the centers operated by Rose Radiology of approximately $25 million. The credit facilities are secured against all of the assets of the Company and its managed radiology practices, subject to certain limited exceptions.

Further, in connection with an acquisition, our subsidiary, Akumin FL, LLC, assumed a subordinated note from the sellers on May 11, 2018 with a principal amount of $1.5 million due to a lender. The obligations under that subordinated note are secured over all of the assets of Akumin FL, LLC and are subordinated to a working capital loan with a principal amount of up to $5 million due by Akumin FL, LLC to Akumin US. Subject to certain contingencies related to the performance of the acquisition target during the period from January 1, 2019 through December 31, 2021, the principal amount due under the subordinated note may be increased to a maximum of $5.5 million.

(1)	Rev Flo, Inc. merged into Akumin US effective December 31, 2018.
(2)	Preferred Medical Imaging, LLC changed its name to Akumin Imaging Texas, LLC pursuant to Articles of Amendment effective December 31, 2018.
(3)	Rose Radiology Centers, Inc. converted to a limited liability company, as Rose Radiology Centers, LLC, effective September 1, 2018.

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The Business

Overview of Akumin

Akumin is a leading provider of outpatient diagnostic imaging services in the United States, with 95 centers located in Florida, Pennsylvania, Delaware, Texas, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders, thereby reducing the need for unnecessary invasive procedures and contributing to lower costs and better outcomes for patients. Our imaging procedures include magnetic resonance imaging (MRI), computerized tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

Business Model

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for deep, long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

We manage our business on the basis of one operating and reportable segment: outpatient diagnostic medical imaging services. We derive substantially all of our revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. For Fiscal 2018, we generated revenue from continued operations of $154,782,067.

Note: Revenue and Adjusted EBITDA are recorded in ‘000s.

Outpatient Diagnostic Imaging Centers

As of December 31, 2018, we operate 95 outpatient diagnostic imaging centers in the United States spread across Florida, Pennsylvania, Delaware, Texas, Illinois and Kansas. Our outpatient diagnostic imaging centers offer diagnostic imaging for referring physicians, as well as diagnostic imaging related to personal injury protection. We provide a full range of medical imaging services, including MRI, CT, PET, ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

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The following table shows the number of outpatient diagnostic imaging centers of Akumin as at each given date:

	As at Dec 31, 2018	As at Dec 31, 2017	As at Sep 30, 2016	As at Sep 30, 2015
Number of Diagnostic Imaging Facilities	95	74	39	14

Future Growth

We have a highly strategic and thoughtful approach to growth that is focused on profitability over the long term.

Our planned growth will be comprised of organic growth as well as opportunistic acquisitions. We expect the focus of our acquisition growth will be in the markets where we currently maintain a significant foothold. These markets include Florida, Texas and Pennsylvania.

Organic growth will be a combination of marketing and operational focus to increase volumes in our existing clinics as well as opening new clinics in our key markets. Additionally, where market demand subsists, we will consider adding modalities in centers that are currently only single or dual modality centers. We expect multi-modality centers to help diversify risk while contributing positively to our margins.

We also expect to focus on key markets and to build geographic density within those markets to help us work closely with the insurance payors with whom we conduct business.

To attain growth and offer a competitive differentiator in key markets, we will also consider replacing or adding new technologies and equipment. While reimbursement rates may not change with newer equipment, we believe this strategy will offer us a market advantage which will ultimately lead to increased volumes. An example of this is our investment in 3D digital mammography, which is now being reimbursed by many of the large national insurance payors in addition to Medicare.

See “Forward-Looking Information” and “Risk Factors” in this Annual Information Form.

Seasonality

The seasonality in our business usually leads to lower first calendar quarter revenue and profitability from weaker utilization of services as a result of winter weather on the East Coast. Our business is also affected by the hurricane season which may impact our operations in coastal regions, particularly in Florida, albeit the Company seeks to mitigate disruptions as a result of hurricane damage through insurance coverage. Our geographic diversification across the Northeast, Southeast and Central United States helps to diminish such seasonality risks.

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

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Compliance and Internal Controls

The Company is subject to a range of state and federal regulatory laws and statutes. Compliance and related internal controls are managed by the Company’s Chief Compliance Officer, who chairs the Company’s Compliance Committee. The Compliance Committee has oversight with respect to the following matters:

•

audit compliance in marketing, operations, billing, clinical, information technology, exclusions checks, human resources and quarterly compliance checks vis-à-vis the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HIPAA”). These audits encompass members of our leadership teams within these areas and provide information related to compliance with specific statutes, including the False Claims Act, the Anti-Kickback Statute, HIPAA, the federal physician self-referral prohibition commonly known as the “Stark Law” and the state equivalent of the Stark Law and other similar statutes. The Compliance Committee analyzes this information to recommend and implement solutions;

•

risk analysis for each of above areas (completed quarterly). This analysis focuses on regulatory compliance and is used for building the structure of audits for each area. Items identified are assigned scores which include likelihood of occurrence, resulting impact of occurrence and trending data for mitigating risk;

•

oversight to investigations and trends within compliance program (ongoing). The Chief Compliance Officer guides his team regarding investigations and, where appropriate, completes these investigations directly and reports findings to both the Compliance Committee and the Compliance Board;

•	review and modify policies and procedures, as needed (ongoing); and

•	review and modify company training (ongoing).

The Company’s compliance program also includes annual training for Compliance Committee members, a compliance hotline and compliance management software.

The Company’s internal controls for mitigating regulatory risk include:

•

policies and procedures which address specific compliance issues, including marketing, operations, and compliance with specific statutes such as the False Claims Act, the Anti-Kickback Statute, HIPAA, the Stark Law and other similar statutes;

•	training and education of employees on prevention of fraud and abuse, including with respect to HIPAA. One of the basic tools of this training is our Code of Conduct;

•	employee-specific training provided for different job titles within the Company to address risks pertaining to their role;

•	training provided to employees through our compliance management software platform which provides information including training reports for individual employees;

•

management of a company-wide compliance hotline. Employees are trained to use it any time they see or suspect compliance issues. This hotline is available via phone, email, and fax and employees can maintain complete anonymity without fear of retaliation;

•	having a Compliance Committee and a Compliance Board; and

•	having a Chief Compliance Officer and other compliance staff.

Employees

As at December 31, 2018, we have approximately 1,454 employees.

We employ site managers who are responsible for overseeing day-to-day and routine operations at each of our outpatient diagnostic imaging centers, including staffing, modality and schedule coordination, referring physician and patient relations and purchasing of materials. These site managers report to regional directors, who are responsible for oversight of the operations of all outpatient diagnostic imaging centers within their region, including operations, marketing and contracting. The regional directors, along with our directors of contracting, marketing, facilities, management/purchasing and human resources all report to our Executive Vice President and Chief Operating Officer. Our Executive Vice President and Chief Operating Officer, our Chief Financial Officer and Corporate Secretary and our medical director report directly to our President and Chief Executive Officer.

None of our employees are covered by a collective bargaining agreement, and we have had no labour-related work stoppages.

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Corporate Reorganization

Effective December 31, 2018, we completed a corporate reorganization of certain of our subsidiaries which included changing the name of our subsidiary Preferred Medical Imaging, LLC to Akumin Imaging Texas, LLC and the name of our subsidiary Tri-State Imaging FL Holdings, LLC to Akumin Florida Holdings, LLC.

Environmental and Corporate Responsibility

Management seeks to keep individual and collective exposure to doses of radioactive materials and radiation sources “as low as reasonably achievable” (or “ALARA”). The ALARA approach focuses on actively seeking out methods to minimize radiation exposure.

In addition to having established written policies, procedures and instructions to foster the ALARA concept within the Company, we have a dedicated Radiation Safety Officer (“RSO”). The RSO performs quarterly and annual reviews and implements changes driven by regulatory or industry requirements.

Modifications to procedures, equipment and facilities that could reduce radiation exposure are considered and reviewed by the RSO with management annually. In addition to maintaining doses to individuals ALARA, the sum of the doses received by all exposed individuals are also maintained ALARA. The RSO reviews the results of personnel monitoring every quarter and addresses any increased levels.

Radioactive material licenses issued to Akumin are maintained by the RSO and reviewed by a contracted licensed medical physicist every quarter. The radioactive materials held by the Company for equipment calibration and patient use are of low level. None of our facilities release radioactive material into the environment. All radioactive waste is held for storage in-house and decayed to background level prior to disposal.

Our Board has also adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and monitors compliance through our Governance Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

Risk Factors

The following specific factors could materially adversely affect us and should be considered when deciding whether to make an investment in Akumin and the Common Shares. The risks and uncertainties described in this Annual Information Form and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

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Risks Related to Our Business and Industry

Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional outpatient diagnostic imaging center acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition agreements that we believe are consistent with our business strategy. Risks in acquiring new outpatient diagnostic imaging centers include: (a) our ability to locate new centers that are attractive and complement our business; and (b) our ability to acquire these centers at attractive acquisition prices. We also face competition from other outpatient diagnostic imaging companies in acquiring outpatient diagnostic imaging centers, which makes it more difficult to find attractive products on acceptable terms. Accordingly, we may not be able to acquire rights to additional outpatient diagnostic imaging centers on acceptable terms, if at all. Further, we may not be able to obtain future financing for new acquisitions on acceptable terms, if at all. Our inability to complete acquisitions of additional outpatient diagnostic imaging centers could limit the overall growth of our business.

We experience competition from other outpatient diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for outpatient diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our outpatient diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our competitors include, among others: Radnet, Inc., Alliance Healthcare Services, Inc., Diagnostic Imaging Group, InSight Health Services Corp. and American Radiology Services. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some physician practices have established their own outpatient diagnostic imaging centers within their group practices and compete with us. We are experiencing increased competition as a result of such activities, and if we are unable to successfully compete, our business and financial condition would be adversely affected.

Our failure to integrate the businesses we acquire successfully and on a timely basis could reduce our profitability.

We may never realize expected synergies, business opportunities and growth prospects in connection with our acquisitions. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met. In addition, our growth and operating strategies for a target’s business may be different from the strategies that the target company pursued prior to our acquisition. If our strategies are not the proper strategies, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in physician referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit

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the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected.

Pressure to control healthcare costs could have a negative impact on our results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be required to refer diagnostic imaging tests to certain providers depending on the plan in which a covered patient is enrolled. In addition, managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If our contracted radiology practices lose a significant number of radiologists, our financial results could be adversely affected.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. In addition, competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our outpatient diagnostic imaging centers and our financial results could be adversely affected. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

The physicians employed by our contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with radiologists in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our outpatient diagnostic imaging equipment or for accidental contamination or injury from exposure to radiation. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all.

Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

We may not be able to enforce claims with respect to the representations, warranties and indemnities that the sellers of any diagnostic imaging center we acquire have provided to us under the respective purchase agreements.

In connection with our acquisitions, the sellers have given certain representations, warranties and indemnities. There can be no assurance that we will be able to enforce any claims against those sellers’ breaches of such representations, warranties or indemnities. The sellers’ liability with respect to breaches of such representations and warranties and indemnities under the respective purchase agreement may be limited. Even if we ultimately succeed in recovering any amounts, we may temporarily be required to bear these losses ourselves.

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We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete outpatient diagnostic imaging center acquisitions. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions. If additional financing is raised by the issuance of shares from treasury, Control of the Company may change and Shareholders may suffer additional dilution.

We do not independently own all of our outpatient diagnostic imaging centers.

Healthcare laws and regulations in the United States may impact our ability to operate or own our outpatient diagnostic imaging centers, thereby necessitating the use of partnerships, joint ventures and other management services frameworks. The Company may be required to deal with such diverse operating or ownership frameworks. In addition, from time to time, the Company may decide to use cash to restructure its arrangements with fellow owners, managers or operators.

We may engage in litigation with our partners and contractors.

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand. Furthermore, existing and future legislation could subject us to additional litigation risk in the event we are required by such legislation to terminate or fail to renew a partner or contractor or not succeed in revising the contracts related to such relationships to comply with changes to legislation.

The regulatory framework in which we operate is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into risk-sharing managed care arrangements.

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Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through the radiology practices with which we contract subject to extensive regulation by both the federal government and the state governments in which we and/or they provide services, including:

•	the federal civil False Claims Act;

•	the federal Medicare and Medicaid anti-kickback laws, state anti-kickback prohibitions, and regulations promulgated under each of the foregoing;

•	the federal Civil Monetary Penalties law and regulations;

•	federal and state billing and claims submission and other insurance laws and regulations;

•	the federal HIPAA law and comparable state laws;

•	the federal physician self-referral prohibition commonly known as the “Stark Law” and the state equivalents of the Stark Law;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	laws relating to practitioner and provider licensure;

•	laws relating to medical malpractice;

•

federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•	state laws governing reimbursement for diagnostic services related to services compensable under workers compensation rules.

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations and such laws and regulations may apply to businesses acquired from time to time by Akumin, in addition to Akumin’s business.

Additionally, prior to our acquisition of Akumin Texas, Preferred Imaging Centers, LLC (“PIC”), then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the U.S. Department of Justice (the “DOJ”) premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3,510,000 to the U.S. government and entering into a Corporate Integrity Agreement (“CIA”) with the Office of the Inspector General for the U.S. Department of Health and Human Services. Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare and other federal programs for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8,710,000 to the U.S. government and entering into a CIA. Rose Radiology’s CIA expires December 29, 2020.

Given the broad powers of the DOJ and other federal agencies, there can be no assurance that the obligations of Akumin Texas and Rose Radiology pursuant to their respective CIAs, or otherwise, will not be expanded to cover all or a greater portion of Akumin’s operations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, suffer reputational harm and divert our management’s attention from the operation of our business.

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Federal and state privacy and information security laws are complex, and if we fail to comply with applicable laws, regulations and standards, or if we fail to properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, we may be subject to government or private actions due to privacy and security breaches, and our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of individually identifiable protected health information, including HIPAA. If we fail to comply with applicable privacy and security laws, regulations and standards, properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected. Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks.

We are continuously implementing multiple layers of security measures through technology, processes, and our people; utilize current security technologies; and our defenses are monitored and tested internally and by external parties. Despite these efforts, our facilities and systems may be vulnerable to privacy and security incidents; security attacks and breaches; acts of vandalism or theft; computer viruses; coordinated attacks by activist entities; emerging cybersecurity risks; misplaced or lost data; programming and/or human errors; or other similar events. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances or other contractual or legal disputes.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties or if there arises a contractual or other legal dispute to which they are party, they may be unable to pay us for the equipment and services that we provide. A significant deterioration in general or local economic conditions could have a material adverse effect on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivable that we write-off, which would adversely affect our financial condition and results of operations.

We have significant liabilities which require us to generate sufficient cash flows from operations in order to make mandated payments of principal and interest.

We have incurred significant liabilities in connection with the acquisition of our current medical imaging centers. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these medical imaging centers to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

Liquidity Risk.

Liquidity risk is the risk the Company will encounter difficulty in raising funds to meet its financial commitments. The Company is exposed to liquidity risk mainly with respect to its credit facilities. The Company seeks to ensure that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

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We may not be able to continue to meet certain covenants under our credit facilities and our inability to meet these covenants could result in acceleration of our long-term liabilities.

Our credit facilities require us to maintain specified collateral coverage and satisfy financial covenants. There can be no assurance that we will be able to continue to meet certain covenants under our existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their rights under such credit facilities, which include acceleration of payments and enforcement of security interests. This may negatively affect our financial condition, business and operating results. Our credit facilities also contain restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	create, incur or assume certain liens;

•	create, incur or assume additional indebtedness;

•	make or hold certain investments;

•	merge, dissolve, liquidate or consolidate with or into another person;

•	declare or make certain payments, including dividends or other distributions with respect to capital stock;

•	change the nature of the business; and

•	enter into certain transactions with our affiliates.

The restrictions in our credit facilities governing our other indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If we are unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness, among other remedies. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

U.S. lawmakers have made repeated efforts to repeal or materially modify the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that some of the proposals made to date would result in millions of additional uninsured patients in the U.S. Additionally, U.S. lawmakers have suggested that, even if no formal legislation repealing or modifying the ACA is passed, they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes in the manner in which health care services in the U.S. are paid for and reimbursed by government and private payors could adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Almost all of our operations are located outside Canada. Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we

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cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Because of our U.S. operations, we could be adversely affected by violations of anti-kickback, self-referral, or other fraud and abuse laws.

Anti-kickback, self-referral and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit companies and their intermediaries from making referrals to, or receiving referrals from, a physician or other person in a position to refer or generate business for a health care provider such as the centers and locations operated or managed by Akumin, in exchange for remuneration, unless an exception applies. Physician and other financial relationships within the Akumin organization, including amounts paid under our management services agreements, distributions made to referring physician equity holders in the non-wholly owned imaging centers and all other financial arrangements involving Akumin, its intermediaries and potential referral sources or recipients may, notwithstanding our policies and procedures otherwise, result in violations of these laws. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We operate outpatient diagnostic imaging centers in some regions which are exposed to natural disasters.

Our outpatient diagnostic imaging centers are located in regions which are vulnerable to a variety of natural disasters, including hurricanes, earthquakes, flooding, wild fires, etc. We cannot ensure that our centers in these markets would survive a future hurricane, earthquake, flood, wild fire or other natural disaster. Similarly, we cannot ensure that we will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future. If a natural disaster or other event with a significant economic impact occurs in a region where we operate, such disaster or event could negatively affect the profitability of our business.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We regularly review investment opportunities and, as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. In particular, financial insight into our previously acquired companies or financial due diligence in respect of potential targets may be limited in light of the availability of financial information. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

We may be subject to certain regulations that could restrict our activities and abilities to generate revenues as planned.

From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

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Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us. If we are unable to deliver our services in the efficient and effective manner that payors, physicians and patients expect, our revenue could substantially decrease.

Because we have high fixed costs, lower scan volumes per system could adversely affect our business.

The principal components of our expenses, excluding depreciation, consist of debt service, finance lease payments, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which could materially adversely affect our business.

We may be unable to effectively maintain our equipment or generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high use rates on our imaging equipment. Although we have an agreement with a third party equipment service provider pursuant to which such service provider maintains and repairs the majority of our imaging equipment, the agreement does not compensate us for loss of revenue when our systems are not fully operational and our business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, third party equipment service providers may not be able to perform repairs or supply needed parts in a timely manner, which could result in a loss of revenue. Therefore, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, or where our business or data is compromised on account of equipment malfunctions or a cybersecurity-related attack, our ability to provide services and to fulfill our contractual arrangements would be adversely affected and our revenue could decline.

Our inability to attract and retain qualified radiology technologists and key managerial and other non-medical personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the radiology and medical imaging field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm our business development programs and ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key personal life insurance on any of our employees.

Our policies regarding allowances for doubtful accounts may negatively impact our financial results in future fiscal periods.

We cannot ensure that our allowances for doubtful accounts will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

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Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held-for-trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavourable effect on our financial position.

Some of our imaging modalities use radioactive materials which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we believe that we maintain liability insurance coverage consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our liability insurance.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our outpatient diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (as defined below) (which currently includes the American College of Radiology (“ACR”), the Intersocietal Accreditation Commission, RadSite and the Joint Commission). Our MRI, CT, and radiology facilities are currently accredited by the ACR. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

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Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For Fiscal 2018, approximately 16% of our revenue came from the Medicare and Medicaid programs. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle and could negatively impact our ability to collect revenue from patients covered by Medicare. Credentialing of physicians is required by our payors prior to commencing payment.

Our management services arrangements with radiology practices and our professional services agreements with contracted radiologists or radiology practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

State laws in certain of the states in which we operate prohibit us from owning radiology practices, from exercising control over the clinical judgment of physicians and/or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may turn out. A component of our business has been to enter into management services agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. We structure our relationships with these radiology practices, including those managed following an acquisition by us of their nonclinical assets, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating prohibitions against fee-splitting. There can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed diagnostic imaging centers will not be challenged, and, if challenged, that they will not be found to violate applicable laws, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive from the operation of these centers and locations. Any of these results could jeopardize our business.

Recently enacted and future federal legislation, regulatory changes or payment changes implemented by commercial payors could limit the prices we can charge for our services and/or the amount we are reimbursed for our services, which would reduce our revenue and adversely affect our operating results.

Starting with the Deficit Reduction Act of 2005’s mandated multiple procedure payment reduction, Centers for Medicare and Medicaid Services (“CMS”) reimbursement for a number of diagnostic imaging procedures, including many that we or our managed radiology practices perform, has been materially reduced over the last number of years. Certain private payors have followed suit with CMS and reduced reimbursement for certain diagnostic imaging procedures. Given the recent history, we expect that reimbursement for certain diagnostic imaging services that we or our managed radiology practices provide, may be reduced in the future, which would adversely impact our business. Additionally, CMS and other payors are seeking to shift from a primarily fee for service reimbursement paradigm to a more value based model. We cannot predict what such changes will ultimately look like or how they may ultimately impact our business or financial performance, which creates significant uncertainty for our business.

There may be gaps in our insurance coverage relating to events which transpired prior to our acquisition of our centers in Pennsylvania and Delaware.

When Florida LLC acquired the assets of its centers in Pennsylvania and Delaware on April 21, 2016, it also agreed to indemnify the physician-owned radiology practices which serviced those centers pursuant to management services agreements with those entities. Florida LLC has not insured against risks which pre-date its acquisition of those centers and, as a result, it could be liable, without the benefit of insurance proceeds, for damages suffered as a result of complaints or other proceedings against those physician-owned radiology practices relating to events which transpired prior to April 21, 2016. These complaints could include actions for medical malpractice or wrongful death.

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Risks Related to Ownership of Our Shares

There are unexercised stock options, restricted share units (“RSUs”) and warrants outstanding and which may be issued from time to time. If these are exercised or converted, an investor’s interest in our Common Shares will be diluted.

As of December 31, 2018, we had 62,371,275 Common Shares issued and outstanding. As of December 31, 2018, we also had an aggregate of 6,583,436 Common Shares reserved for issuance pursuant to outstanding stock options, RSUs and warrants. If all of these options, RSUs and warrants vest and are exercised, the Company would be required to issue 6,583,436 Common Shares, or approximately 10.56% of our issued and outstanding Common Shares on a non-diluted basis as of December 31, 2018, and the Company would receive an aggregate of $13,614,952. See “Description of Capital Structure – Common Shares”.

These issuances would decrease the proportionate ownership and voting power of all other Shareholders. This dilution could cause the price of our Common Shares to decline and it could result in the creation of new control persons. In addition, our Shareholders could suffer dilution in the net book value per Common Share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of our Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and is expected to be financed through the sale of equity securities, a decline in the price of our Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including the ability to acquire diagnostic imaging centers and continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Investors’ ability to transfer the Common Shares may be limited by the absence of an active trading market, and an active trading market may not develop for the Common Shares.

There can be no assurance that an active trading market for our Common Shares will develop or, if developed, that any such market will be sustained. This could adversely affect the market price and liquidity of the Common Shares. In such event, Shareholders may not be able to sell their Common Shares at a given time or at a favorable price.

The market price for the Common Shares may be volatile.

Even if an active trading market for the Common Shares does develop, the market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond the Company’s control, including, among other factors: (a) dilution caused by the issuance of additional Common Shares and other forms of equity securities, which the Company expects to make in connection with future capital financings to fund operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies; (b) announcements of new acquisitions or other business initiatives by our competitors; and (c) changes in the social, political and/or legal climate in the regions in which the Company operates. In addition, the market price of the Common Shares could be subject to wide fluctuations in response to, among other factors: (i) quarterly variations in revenues and operating expenses; (ii) changes in the valuation of similarly situated companies; and (iii) changes in analysts’ estimates affecting the Company, competitors and/or the industry. In the aggregate, these circumstances may result in material adverse changes to the market price of the Common Shares and/or results of operations and the financial condition of the Company.

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Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under our credit facilities and we may incur additional indebtedness under the credit facilities or otherwise in the future. We are exposed to changes in interest rates on our cash, bank indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Future offerings of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing Shareholders or reduce the market price of our Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Common Shares bear the risk of our future offerings reducing the market price of our Common Shares and diluting their ownership interest in the Company.

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Because we can issue additional Common Shares, holders of our Common Shares may incur immediate dilution and may experience further dilution.

If we require additional funds in the future and raise such funds by issuing additional equity securities, especially at prices lower than the price of the Common Shares under this Annual Information Form, such financing may dilute the equity interests of our current Shareholders, including purchasers who acquire Common Shares pursuant to this Annual Information Form.

Because it is unlikely that we will pay dividends in the foreseeable future, stockholders may only benefit from owning Common Shares if the value of the Common Shares appreciates.

We have never paid dividends on our Common Shares and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase Common Shares.

We are a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized under the laws of Ontario, Canada and, accordingly, are governed by the OBCA. The OBCA differs in certain material respects from laws generally applicable to United States corporations and Shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, Shareholders’ suits, indemnification of directors and inspection of corporation records.

We incur increased expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the rules of the TSX substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our Common Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our Common Shares and harm our ability to raise capital. Delisting of our Common Shares on any exchange would reduce the liquidity of the market for our Common Shares, which would reduce the price of and increase the volatility of the market price of our Common Shares.

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We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have relatively limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under Canadian securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

If securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline.

The trading market for our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. Securities and industry analysts may discontinue research on our Company. If no securities or industry analysts continue coverage of our Company or fail to publish reports on us regularly, the market price of our Common Shares would likely be negatively impacted. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrades our Common Shares or publishes unfavourable research about our business, our Common Share price could decline.

The forward-looking statements contained in this Annual Information Form may prove to be incorrect.

There can be no assurance that any estimates and assumptions contained in this Annual Information Form will prove to be correct. Actual results of the Company in the future may vary significantly from the historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this Annual Information Form. See “Caution Regarding Forward-Looking Statements”.

Dividends and Distributions

Neither the Company nor either of its predecessors has declared or paid any dividends on their Common Shares since the date of their amalgamation or incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

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Description of Capital Structure

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The following describes our issued and outstanding share capital as well as the material terms of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Common Shares

As at December 31, 2018, there were 62,371,275 Common Shares issued and outstanding as fully paid and non-assessable.

Those Common Shares issued and outstanding as of December 31, 2018 exclude the following:

(i)

4,213,268 Common Shares reserved for issuance pursuant to 4,213,268 stock options outstanding as of December 31, 2018, of which, subject to vesting and the terms of the Company’s stock option plan, 2,025,268 stock options are exerciseable at an exercise price of $0.50 and 2,188,000 stock options are exercisable at an exercise price of $3.74;

(ii)	1,120,656 Common Shares reserved for issuance pursuant to 1,120,656 RSUs outstanding as of December 31, 2018;[4] and

(iii)

1,249,512 Common Shares reserved for issuance pursuant to 1,249,512 warrants to purchase Common Shares outstanding as of December 31, 2018, which are exercisable for Common Shares in accordance with their respective terms at a weighted average exercise price of $3.54 per Common Share.[5]

If all stock options, RSUs and warrants outstanding as at December 31, 2018 were vested and exercised, the Company would issue an additional 6,583,436 Common Shares, or 10.56% of our Common Shares issued and outstanding as of December 31, 2018, and the Company would receive $13,614,952. None of stock options, RSUs or warrants are transferrable prior to their exercise for Common Shares, except that stock options and RSUs may, in accordance with the terms of their respective plans, may be transferred to permitted assigns of the respective holder that are related to or Controlled by such holder.

Subject to the rights of the holders of the preferred shares of the Company, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

As at December 31, 2018, zero preferred shares were issued and outstanding.

Preferred shares may be issued by the directors of the Company at any time in one or more series. Subject to the provisions of the OBCA and our Articles, the Board may, by resolution, from time to time fix the number of shares in each series of preferred shares and determine the rights, privileges, restrictions and conditions attaching to each series, including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means

[4]	25,000 RSUs vested and settled for Common Shares on March 18, 2019. As a result, as of the date hereof, 1,095,656 RSUs are outstanding.
[5]

180,495 warrants were exercised for Common Shares in March, 2019 for an exercise price of $2.30 per Common Share, resulting in 180,495 Common Shares being issued and the Company receiving approximately $415,139. As of the date hereof, 1,069,017 warrants remain outstanding with a weighted average exercise price of $3.75.

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of determining such dividends, the dates of payment thereof, the voting rights (if any), any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding up and any sinking fund or other provisions, the whole to be subject to filing an amendment to our Articles to create the series and altering our Articles to include the special rights or restrictions attached to the preferred shares of the series. If any preferred shares are issued and the directors determine those preferred shares are to have voting rights, the holders of those preferred shares will vote together with the holders of Common Shares at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.

Market for Securities

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “AKU.U” (in United States dollars) and “AKU” (in Canadian dollars). The following table shows the monthly range of high and low prices per Common Share at the close of market on the TSX under the “AKU.U” symbol, which represents the greatest trading volume of the two symbols, as well as total monthly volumes of the Common Shares traded on the TSX under that symbol for Fiscal 2018:

Month (2018)	High	Low	Volume
January	$4.89	$3.90	550,566
February	$4.25	$3.20	1,597,359
March	$4.75	$3.87	1,285,759
April	$4.56	$3.76	1,417,141
May	$4.21	$3.74	1,989,751
June	$4.35	$4.09	4,624,768
July	$4.13	$3.65	3,384,129
August	$4.22	$3.85	3,700,524
September	$4.15	$3.65	3,331,242
October	$4.29	$3.90	2,744,302
November	$3.85	$3.34	1,423,550
December	$3.40	$3.10	1,509,414

Prior Sales

Set out below is a chart listing securities of the Company that are outstanding but not listed or quoted on a marketplace and were issued during, or following, the most recently completed financial year:

Security	Date of Issue	Number Issued	Exercise Price
Warrants(1)	May 2, 2018	525,000	$4.00

(1)

These warrants to purchase Common Shares were issued by Akumin to the syndicate of brokers as part of the consideration due in connection with a “bought deal” offering of Common Shares by way of a short-form prospectus which closed on May 2, 2018. Each warrant entitles the holder to acquire one Common Share at a price of $4.00 for a 24 month period following the closing of the offering.

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Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following table shows the number of Common Shares which are held, to our knowledge, in escrow or that are subject to a contractual restriction on transfer as of December 31, 2018:

Class of Securities	Number	Percentage of Class
Common Shares(1)	927,397	1.49	%(2)

(1)

These Common Shares were placed in escrow with TSX Trust Company pursuant to an escrow agreement between Akumin Texas and certain sellers of the outstanding non-controlling interests in seven of Akumin’s existing Texas-based diagnostic imaging centers purchased on May 24, 2018 pursuant to the terms of the purchase and sale of those non-controlling interests. 463,708 of those Common Shares were released from escrow on February 24, 2019, being 9 months after the date of sale. The balance of those Common Shares, being 463,689 Common Shares, will be released from escrow on November 24, 2019, being 18 months after the date of sale. While in escrow, the beneficial holders of such Common Shares have agreed that the escrow agent shall vote such Common Shares in accordance with the recommendations of management delivered to the escrow agent, if any.

(2)

As at December 31, 2018. Taking into account changes in Common Shares from December 31, 2018 through to the date hereof and the release of 463,708 Common Shares from escrow on February 24, 2019, the remaining 463,689 escrowed Common Shares represent 0.74% of the 62,576,770 issued and outstanding Common Shares.

Directors and Officers

The names and jurisdiction of residence of the directors and executive officers of the Company, their respective positions and offices held with the Company and their principal occupation for the last five or more years are shown below as of the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and Country of Residence	Current Office(s) with the Company	Office(s) Held Since	Principal Occupation During the Previous Five Years
Thomas (Tom) Davies(1)(2) Ontario, Canada	Director	2017	Executive Vice President, Remington Group, a real estate development and construction company.

Stan Dunford Ontario, Canada	Director, Chair	2017	President and director of Republic Live, Inc.; Chairman of Tri-Line Carriers LP and Chief Executive Officer of Tri-Line Carriers LP and Contrans Flatbed Group LP, businesses which operate in the transportation logistics industry.

Murray Lee(1)(2) Alberta, Canada	Director, Lead Director	2017	Vice President, Finance of a privately held business; owns and manages several hotels and restaurants; former partner at two “big four” accounting firms, establishing and leading their Canada/U.S. cross-border tax practices.

James Webb(1)(2) Texas, United States	Director	2017	Chairman and founder of 16 Capital Holdings with a narrowed focus in the fitness and wellness space; prior to August 9, 2017, Manager of Preferred Medical Imaging, LLC (predecessor of Akumin Texas).

Riadh Zine-El-Abidine Ontario, Canada	Director, President and Chief Executive Officer	2015	Director, President and Chief Executive Officer of Akumin; previously, Managing Director of Global Investment Banking at a leading Canadian investment bank.

Rohit Navani Ontario, Canada	Executive Vice President and Chief Operating Officer	2014	Executive Vice President and Chief Operating Officer of Akumin; previously, a partner and leader in the integration and divestiture advisory practice of an international accounting firm.

Mohammad Saleem Ontario, Canada	Chief Financial Officer and Corporate Secretary	2015	Chief Financial Officer and Corporate Secretary of Akumin; previously, director of M&A at a leading Canadian investment bank in Toronto.

Amy Adams Texas, United States	Senior Vice President, Akumin Corp.	2017	Senior Vice President of Akumin Corp.; previously, President of Preferred Medical Imaging, LLC (predecessor of Akumin Texas) (2012-2017).

Laura Kassa Florida, United States	Senior Vice President, Akumin Corp.	2014	Senior Vice President of Akumin Corp.; previously, Director of Operations with an Akumin predecessor (2013-2014).

Matthew Cameron Ontario, Canada	Senior Vice President and General Counsel	2018	Joined Akumin in March, 2018; previously a lawyer with a leading national Canadian law firm.

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Christopher Fitzgerald Mt. Pleasant, South Carolina	Chief Revenue Officer, Akumin Corp.	2018	Joined Akumin in March, 2018; previously Vice President of Practice Solutions (2016-2018) and Vice President of Product Management (2014- 2016) with a leading software provider to the health care industry.

Adam Fabian Ontario, Canada	Corporate Controller	2017	Joined Akumin in June, 2017; previously Controller with a health care revenue cycle management firm (2015-2017) and in the audit and assurance practice of an international accounting firm (2010-2015)

Jason Richardson Texas, United States	Vice President, Marketing, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Luckey Texas, United States	Vice President, Business Development, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Marcus Quesenberry Texas, United States	Vice President, Operations, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Meredith Texas, United States	Vice President, Equipment Management, Akumin Corp. and President, Sync- Med, LLC	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Karen Moore Texas, United States	Vice President, Human Resources	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Darren Speed Texas, United States	Chief Compliance Officer	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

(1)	Member of our Audit Committee, Compensation Committee and Governance Committee.
(2)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Ownership Interest

As of December 31, 2018, our directors and executive officers, as a group, beneficially owned, Controlled or directed, directly or indirectly: (a) 16,319,030 (or 26.16%) of our issued and outstanding Common Shares; and (b) 16,319,030 (or 26.16%) of the voting power attached to all of the issued and outstanding Common Shares.

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the individual was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that individual was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals): (a) is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive

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officer of any company (including the Company) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable holder of Common Shares in deciding whether to vote for the proposed director.

Conflicts of Interest

There are no material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or any of its subsidiaries.

Audit Committee

Audit Committee

Our Audit Committee consists of three directors, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). Our Audit Committee is comprised of Tom Davies, who acts as chair of this committee, Murray Lee and James Webb. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

In the form set forth in Appendix A, our Board has adopted a written charter which outlines the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee will assist our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, centers and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and Corporate Secretary and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

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External Auditor Service Fees

During Fiscal 2018 and Fiscal 2017, we have been invoiced regarding the following fees to our external auditor, PricewaterhouseCoopers LLP:

	Fiscal 2018 ($)	Fiscal 2017 ($)
Audit fees	309,750	354,527
Audit related fees(1)	78,750	212,242
Tax fees(2)	310,398	98,339
All other fees(3)	35,887	659,660

Total fees paid	734,785	1,324,768

(1)	Fees for assurance and related services not included in audit service above.
(2)	Fees related to advising regarding U.S. and Canadian federal, state and provincial tax matters.
(3)	Includes fees relating to advice given in respect of acquisitions and other similar transactions.

Legal Proceedings and Regulatory Actions

We are, from time to time, involved in legal proceedings, regulatory actions and investigations of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated. See further discussion under “Risk Factors” above.

Prior to our acquisition of Akumin Texas, PIC, then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the DOJ premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3,510,000 to the U.S. government and entering into a CIA with the Office of the Inspector General for the U.S. Department of Health and Human Services. Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8,710,000 to the U.S. government and entering into a CIA. Rose Radiology’s CIA expires December 29, 2020.

Interests of Management and Others in Material Transactions

There are no material interests, direct or indirect, of any of our directors or executive officers, any Shareholder that beneficially owns or Controls or directs (directly or indirectly) more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

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Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is TSX Trust Company, located at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1.

Material Contracts

The following are the only material contracts of the Company that are in effect as at the date hereof (other than certain agreements entered into in the ordinary course of business). The summaries below describe the material attributes of each such material contract and are subject to, and qualified in their entirety by reference to, such material contract, copies of which have been filed with the Canadian securities regulatory authorities and is available on SEDAR, at www.sedar.com, under our profile. Investors are encouraged to read the full text of such material agreements.

Credit Agreement

On August 15, 2018, we entered into a credit agreement (the “Credit Agreement”) with a syndicate of institutional lenders. The Credit Agreement included a term loan credit facility with a principal amount of $100 million and a revolving credit facility of $30 million, both with a maturity date of August 15, 2023. The proceeds of the term loan credit facility were used to repay our prior senior credit facility with a principal amount outstanding of approximately $74.6 million and to finance the purchase price for the centers operated by Rose Radiology of approximately $25 million. As at December 31, 2018, the principal amount of $11.9 million was drawn on the revolving credit facility, the proceeds of which were applied to acquire five imaging centers, in two separate transactions, in November, 2018. The obligations under the Credit Agreement are secured against all of the assets of the Company and its managed radiology practices, subject to certain limited exceptions.

The Credit Agreement contains restrictive covenants customary for credit facilities of this nature, including restrictions on the Company, subject to certain exceptions, to incur indebtedness, grant liens, merge, amalgamate or consolidate with other companies, transfer, lease or otherwise dispose of all or substantially all of its assets, liquidate or dissolve, engage in any material business other than incidental to its current business, make investments, acquisitions, loans, advances or guarantees, make any restricted payments, enter into transactions with affiliates, repay indebtedness, enter into restrictive agreements, enter into sale-leaseback transactions, ensure pension plan compliance, sell or discount receivables, enter into agreements with unconditional purchase obligations, issue shares, create or acquire a subsidiary or make any hostile acquisitions. The Company is currently in compliance with all covenants contained in the Credit Agreement, and no material breach of such agreement has occurred or been waived.

Purchase of Rose Radiology

On July 31, 2018, we entered into agreements pursuant to which we acquired 11 outpatient diagnostic centers operated by Rose Radiology for a purchase price of $25 million, subject to certain adjustments. The transactions closed on August 15, 2018.

Interests of Experts

The Company’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at PwC Tower, 18 York Street, Suite 2600, Toronto ON M5J 0B2. PricewaterhouseCoopers LLP have prepared an independent auditor’s report dated March 27, 2019 in respect of Fiscal 2018 and Fiscal 2017. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

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Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, are contained in the Company’s management information circular for the annual meeting of Shareholders held on May 16, 2018. Additional financial information is provided in the Company’s audited annual consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2018. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

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Appendix A – Audit Committee Charter

See attached.

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AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Akumin Inc. (the “Company”).

Section 1 Statement of Purpose. The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and related financial disclosure;

(b)	the implementation of risk management and internal control over financial reporting and disclosure controls and procedures; and

(c)	external and internal audit processes.

Section 2 Committee Membership.

(1)

Composition. The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than 3 (three) Members. Each Member shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 — Audit Committees (“NI 52-110”), subject to any exceptions permitted under NI 52-110. NI 52-110 also requires that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(2)

Appointment. Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance Committee of the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the Governance Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of its powers so long as there is a quorum.

(3)

Chair. The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the Governance Committee.

(4)

Qualifications. At least 3 (three) Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

(5)

Attendance of Ex Officio Members, Management and other Persons. The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

(6)	Delegation. Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any sub-set thereof, or other persons, from time to time as it sees fit.

Section 3 Committee Operations.

(1)	Meetings.

(a)

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(b)

At the request of the external auditors of the Company, the President and Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(2)	Agenda and Reporting.

(a)

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(b)

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Directors following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

(3)

Secretary and Minutes. The Committee shall appoint a secretary from among the Members or from management or otherwise engage external legal counsel to perform this function. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other Director that requests that they be sent to him or her) on a timely basis.

(4)

Quorum and Procedure. A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

(5)

Exercise of Power between Meetings. Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

Section 4 Duties and Responsibilities. The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board or under applicable law (including NI 52-110) as well as any other functions that may be necessary or appropriate for the performance of its duties.

(1)	Financial Reporting and Disclosure.

(a)

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, press releases related to any of the foregoing and other applicable financial disclosure, prior to the public disclosure of such information.

(b)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.

(c)

Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

(d)

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

(2)	Internal Controls and Internal Audit.

(a)

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time, the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

(b)

Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

(c)	Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

(d)

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures, with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage such risks, including an assessment of the adequacy of insurance coverage maintained by the Company.

(e)	Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

(3)	External Audit.

(a)	Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company.

(b)	Ensure the external auditors report directly to the Committee on a regular basis.

(c)	Review the independence of the external auditors, including the effect of the performance of any non-audit services by the external auditors on the independence of the external auditors.

(d)	Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

(e)	Review the audit plan of the external auditors prior to the commencement of any audit.

(f)	Establish and maintain a direct line of communication with the Company’s external auditors.

(g)	Meet in camera with only the auditors, senior executives of the Company, or the Members, where and to the extent that, such parties are present, at any meeting of the Committee.

(h)

Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors.

(i)

Review the results of the external audit and the external auditor’s report thereon, including, discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

(j)	Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

(k)

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during the course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

(l)

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

(m)

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

(n)

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

(4)	Associated Responsibilities.

(a)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

(b)	Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

(5)

Non-Audit Services. In accordance with the Company’s Non-Audit Services Pre-Approval Policy, pre-approve, or delegate to one or more of its Members the authority to pre-approve, all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

(6)

Other Duties. Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

Section 5 The Committee Chair. In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

Section 6 Committee Evaluation. The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

Section 7 Access to Information and Authority to Retain Independent Advisors.

(1)

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

(2)

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.

(3)

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

(4)

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Section 8 Review of Charter. The Committee shall periodically, and at least annually, review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Originally Approved by the Committee:	November 14, 2017
Ratified by the Board of Directors:	November 14, 2017
Amended by the Committee:	November 13, 2018
Ratified by the Board of Directors:	November 13, 2018
Last Reviewed:	November 13, 2018